Exhibit 21
LIST OF SUBSIDIARIES OF
ROADRUNNER TRANSPORTATION SERVICES HOLDINGS, INC.

Name Of Subsidiary	State/Country of Incorporation
Roadrunner Transportation Services, Inc.	Delaware
International Transportation Holdings, Inc.	Delaware
Sargent Transportation, LLC	Delaware
Midwest Transit, Inc. (1)	New Brunswick, Canada
B&J Transportation, Inc. (2)	Maine
Big Rock Transportation, Inc. (2)	Indiana
Midwest Carriers, Inc. (2)	Indiana
Sargent Trucking, Inc. (2)	Maine
Smith Truck Brokers, Inc. (2)	Maine
Bullet Transportation Services, Inc. (3)	Delaware

(1)	Wholly owned subsidiary of International Transportation Holdings, Inc.

(2)	Wholly owned subsidiary of Sargent Transportation, LLC.

(3)	Wholly owned subsidiary of Roadrunner Transportation Services, Inc.